PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece [redacted]

07021053

SEC MAIL PROCESSING RECEIVED
FEB 12 2007
WASH. D.C. 186 SECTION

No/Date : F|ΔΙ : FJ|5-2-2007

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Enclosure

- An Announcement

dw 2/16

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation SA clarifies that, in the published Financial Statements for the nine month period ended 30 September 2006, Earnings before interest, tax, depreciation and amortization (EBITDA) for the comparable data of the nine month period ended 30 September 2005, differs from those previously published in the Financial Statements for the nine month period ended 30 September 2005, by an amount of € 12.043 thousands. This is due to the following two reasons:

1. The Company, according to the provisions of IFRIC 1 " Changes in existing Decommissioning, Restoration and similar Liabilities" adjusted the Interim Financial Statements of the nine month period ended 30 September 2005, resulting to a decrease of profit before tax by € 462 thousands, due to an increase of financial expenses by € 705 thousands and to a decrease of the cost of lignite used by € 243 thousands. Consequently,an amount of € 243 thousands affected Earnings before interest, tax, depreciation and amortization (EBITDA) for the nine month period ended 30 September 2005.
2. Starting from the publication of Financial Statements of the year 2005 onwards, the Company changed the form of presentation of the Statement of Income by not separating expenses and revenues as operating and non operating. As a result, amounts that were classified as non operating revenues and expenses affected the calculation of EBITDA for the periods ended 2005 and onwards, compared to the previous periods. Specifically,in the published Financial Statements for the nine month period ended 30 September 2006, the comparable amount of EBITDA of the nine month period ended 30 September 2005, was affected by an amount of € 11.800 thousand, representing revenues that were classified as non operating in the published Financial Statements for the nine month period ended 30 September 2005 and in this respect had not been taken into account for the calculation of the EBITDA figure in the aforesaid period.

Athens, 5-2-2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Γ/ΔΙ : 72 | 6-2-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

After completion of the procedures provided for in the Parliamentary Regulations, the Board of Directors of Public Power Corporation S.A convened on February 6, 2007, and decided as follows:

- The BoD elected Mr. Nikolaos Chatziargyriou, as Board Member, in place of Mr. Constantine Kyriacopoulos.
- The BoD elected Mr. Panagiotis Athanasopoulos, CEO of PPC S.A., as Chairman of the BoD and Mr. Nikolaos Chatziargyriou as Vice Chairman of the BoD
- Subsequently, the Board of Directors is formed, as follows:

1. Panagiotis (Takis) Athanasopoulos, (Chairman BoD / CEO - executive member)
2. Nikolaos Chatziargyriou, (Vice Chairman BoD - non executive member)
3. Ioannis Giannidis (independent -non executive member)
4. Charalambos David (independent -non executive member)
5. Michael Cortessis (independent -non executive member)
6. Evaggelos Magirou (independent -non executive member)
7. George Mergos (non executive member)
8. Constantine Michalos (independent -non executive member)
9. Ioannis Panagopoulos (representative of Economic and Social Committee-independent -non executive member)

The new members are elected for a term which expires on 8 January 2010. The term of the Mr. Panagiotis Athanasopoulos will expire on 30 January 2010.

Due to the expiry of the term of the two (2) employees' representatives, the composition of the Board of Directors will be completed after the election of the new representatives.

Athens 6 February 2007

END